Mail Stop 3561

March 23, 2006

John A. Fahlberg, President
New Age Translation, Inc.
12926 Morehead
Chapel Hill, N.C.  27517

     RE:  New Age Translation, Inc. ("the company")
             Amendment No. 3 to Registration Statement on
             Form SB-2
             Filed February 21, 2006
             File No. 333-125575

Dear Mr. Fahlberg:

     We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis

Liquidity and Capital Resources, page 18
1. Disclose the company`s cash balance as of a recent date.
2. Revise the fourth paragraph to disclose that upon effectiveness of this registration statement, the company will pay counsel, the remaining $10,000 for legal fees. Note 6 to the financial statements is noted in this regard.

3. We note under Item 25. "Other Expenses of Issuance and
Distribution" that $13,956 has been paid for auditing fees.
Please
revise your disclosure in paragraph four, accordingly.

Certain Transactions, page 29
4. Indicate the rate of interest and the collateral on the advances from Mr. Fahlberg. See Note 5 of the financial statements.

Experts, page 29
5. The final sentence on this page is no longer applicable since the financial statements for the year ended November 30, 2005 have been audited. Accordingly, this sentence should be removed from the prospectus.

Financial Statements
6. Your attention is directed to Item 310(g) of Regulation S-B and the need for updated financial statements. Please provide a currently dated consent with any amendment to the registration statement.



Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.












Please contact Blaise Rhodes at (202) 551- 3774 with any questions regarding accounting issues and you may contact Janice McGuirk at
(202) 551-3395 with any other questions.




Sincerely,




John Reynolds

Assistant Director




CC:   Conrad C. Lysiak, Esq.
         Via fax  (509) 747-1770





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John A. Fahlberg
New Age Translation, Inc.
March 23, 2006
Page 1